U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:
   FEDEX CORPORATION
_______________________________________________________________________________

2. Name of the person relying on exemption:
   AMALGAMATED BANK LONGVIEW FUNDS
_______________________________________________________________________________
3. Address of the person relying on exemption:
   275 SEVENTH AVENUE, NEW YORK, NY   10001
_______________________________________________________________________________
4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):


                                                        (AMALGAMATED BANK LOGO)


THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED.
Please execute and return your proxy card according to FedEx's instructions.


September 2013

Dear FedEx Shareholder:

We urge you to vote "YES" on Item #8 ("Stockholder Proposal: Hedging and Pledging Policy") at the upcoming Annual Meeting of FedEx Corp (NYSE:FDX), to be held September 23, 2013.

Item #8 is a non-binding, advisory proposal that encourages the board to deter senior executives from misusing incentive compensation such as stock options and restricted shares by prohibiting executives from hedging or pledging such awards as collateral for margin accounts or personal loans.

WHY IS HEDGING AND PLEDGING OF COMPANY SHARES BY INSIDERS A PROBLEM FOR
INVESTORS?

We believe senior executives' share holdings at a company should promote an alignment of interest between insiders and outside shareholders. Hedging and pledging risk severing that alignment in the following ways:

   - HEDGING COMPANY STOCK PROTECTS INSIDERS FROM DOWNSIDE RISKS IN SHARE PRICE MOVEMENTS while outside shareowners remain exposed to share value. Where insiders have been able to hedge their position in company shares, research indicates a correlation between executive hedging movements and subsequent financial restatements and litigation, indicating that executives may be protecting themselves from predicted downward movements in the share price./1/

   - PLEDGING CREATES THE RISK OF INCREASED SHARE PRICE VOLATILITY FOR SHAREHOLDERS. When an executive pledges shares as collateral for use in a personal loan or to a margin account, a bank can call in the pledged shares if the value of the shares violates the terms of the loans. For example, if a declining share price prompts a violation of the terms of the personal loan or margin account, a resulting collateral call or "margin call" can force the insider to suddenly dump a significant number of shares on the market, which could further depress the share price to the detriment of other shareholders.

   - EVEN ABSENT A MARGIN CALL, PLEDGING SHARES CREATES A CONFLICT OF
     INTEREST FOR SENIOR EXECUTIVES.   Senior executives who pledge shares
     to personal financial arrangements face an incentive to avoid margin calls by making decisions to protect their personal finances, which conflict with their obligation to look out for the company as a whole.

WHY IS THIS PROPOSAL BEING PRESENTED AT FEDEX?

   - FEDEX WAS NAMED BY THE WALL STREET JOURNAL AS "THE MOST EXPOSED" FOR PLEDGING RISKS:/2/ FedEx Chair and CEO Frederick W. Smith has pledged over $500 million of FedEx shares. The company's 2013 proxy statement reports that Smith has pledged 4,344,000 shares to personal margin accounts or as collateral for loans, as The Wall Street Journal reported, and an additional 399,000 pledged shares at a family trust.

   - FEDEX EXEMPTS ITS CHAIR AND CEO FROM COMPANY POLICIES BASED ON
     HIS SENIOR STAFF'S APPROVAL: Although FedEx describes that it has a general prohibition of any insider hedging or pledging company shares, the company policy allows for exemptions. In Smith's case, his direct report, the General Counsel of the company, has reviewed the transactions and provided approval. We believe an enhanced policy deterring all hedging and pledging would further minimize risks to investors.

   - THE RISK OF INSIDERS GAMBLING WITH COMPANY STOCK WERE DRAMATICALLY DEMONSTRAGTED AT CHESAPEAKE ENERGY when amid market volatility in 2008, Chair and CEO Aubrey McClendon was forced to sell nearly all of his 5% stake in the company due to margin calls./iii/ By comparison, Smith holds 6.7% of FedEx and has pledged about 22% of his holdings to personal financial arrangements.

IS THE REQUEST PRACTICAL?

Yes. ISS has estimated that it would only take 1.37 days to unwind the amount of the Chair and CEO's pledged shares, based on average daily trading volume./iv/ In addition, a wide number of companies have adopted prohibitions on hedging and pledging.

HOW HAS THE COMPANY RESPONDED TO THE SHAREHOLDER PROPOSAL?

The shareholder proponent initiated a discussion with the company in 2011 on the subject of the proposal. However, the company has not disclosed any changes to its FedEx Securities Manual or corporate policies on pledging and hedging of company shares by employees.

We urge you to vote FOR Item #8.


Sincerely,


/s/

Scott Zdrazil
First Vice President-Director of Corporate Governance
Amalgamated Bank LongView Funds
(212) 895-4923
scottzdrazil@amalgamatedbank.com



THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED. Please execute and return your proxy card according to FedEx's instructions.
____________________

   /i/ "EIA On Hedging Activities." Gradient Analytics. 9 September 2009. http://www.gradientanalytics.com/sites/default/files/20090414-EIA-Hedging
-Activity-by-Executives.pdf.

   /ii/ Maxwell Murphy. May 15, 2012. "Margin Call: The Most Exposed," The Wall Street Journal. http://blogs.wsj.com/cfo/2012/05/15/margin-call-the-most-exposed/.

   /iii/ Alex Berenson and Geraldine Fabrikant. October 13, 2008. "Margin Calls Prompt Sales, and Drive Shares Even Lower," The New York Times. http://www.nytimes.com/2008/10/14/business/14margin.html

   /iv/"FedEx Corporation." ISS Proxy Advisory Services. 29 August 2013.